DARA BIOSCIENCES, INC.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

February 24, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Ms. Christina De Rosa, Esq.

Re:	DARA Biosciences, Inc. (the “Company”)
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
Filed February 20, 2014
File No. 333-179637

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the above-mentioned Registration Statement be accelerated to 9:00 a.m., Eastern Time, on Wednesday, February 26, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DARA BIOSCIENCES, INC.

By:	/s/ David J. Drutz, M.D.
Name: David J. Drutz, M.D.
Title: Chief Executive Officer and Chief Medical Officer

cc: John D. Hogoboom, Esq.,
Lowenstein Sandler LLP